

March 12, 2020

Garry E. Menzel, Ph.D.
Chief Executive Officer
TCR2 Therapeutics Inc.
100 Binney Street, Suite 710
Cambridge, MA 02142

> **Re: TCR2 Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2020**
> **File No. 333-236965**

Dear Dr. Menzel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephanie Richards, Esq.